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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                          SCHEDULE 13G

              Under the Securities Exchange Act of 1934

                      WESTPORT BANCORP, INC.
                          Name of Issuer

                          COMMON STOCK
                  (Title of class of securities)

                          961243102
                         Cusip Number

Check the following box if a fee is being paid with this statement. X (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d 7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                            Cusip Number                  961243102

                       1. Name of Reporting Person/Social Security or IRS Identification No. of Above Person

                              Westport Bank & Trust Co.
                              06-0586900

                       2.   Check the appropriate box if a member of a group
                                                                       (a)
                                                                       (b)

                       3.   SEC Use only

                       4.   Citizenship or place of organization
                            Connecticut

Number                 5.   Sole Voting Power
 of                         69,324
shares
Beneficially           6.   Shared Voting Power
 Owned by                   297,312
Each
Reporting              7.   Sole Dispositive Power
 Person                     69,324
  with
                       8.   Shared Dispositive Power
                            297,312

     9.  Aggregate amount beneficially owned by each reporting person
                            399,576

                Includes 32,940 shares held by Westport Bank & Trust Co. but with respect to which, Westport Bank & Trust Co. expressly disclaims beneficial ownership pursuant to Rule 13d-4

    10.  Check box if the aggregate amount in row (9) excludes certain shares

    11.  Percent of class represented by amount in row (9).
                         7.4%

    12.  Type of reporting person
                         BK


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Statement on Schedule 13G

  Item 1(a)        Name of Issuer:  Westport Bancorp, Inc.

  Item 1(b)        Address of Issuer's Principal Executive Offices:
                     87 Post Road East, Westport, Connecticut 06880

  Item 2(a)        Name of Person Filing:  Westport Bank & Trust Co.

  Item 2(b)        Address or Principal Business Office, or if none, Residence:
                     87 Post Road East, Westport, CT 06880

  Item 2(c)        Place of Organization:   Connecticut
  Item 2(d)        Title or Class of Securities:     Common Stock

  Item 2(e)        CUSIP Number:                    961243102

  Item 3           13d-2(b), check whether the person filing is a:

  (a)  ( )         Broker or Dealer registered under section 15 of the Act
  (b)  (X)         Bank as defined in Section 3(a) (6) of the Act
  (c)  ( )         Insurance Company as defined in section 3(a) (19) of the Act
  (d)  ( )         Investment Company registered under Section 208 of the
                   Investment Company Act
  (e)  ( )         Investment Adviser registered under Section 203 of the
                   Investment Adviser Act
  (f)  ( )         Employee Benefit Plan, Pension Fund which is subject
                   to the provisions of the Employee Retirement Income Security
                   Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
  (g)  ( )         Parent Holding Company, in accordance with
		   240-13d-1(b)(1)(ii)(G) (Note: See Item 7)
  (h)  ( )         Group, in accordance with 240.13d-1(b)(1)(ii)(H)

  Item 4.          Ownership
  (a)              Amount beneficially owned:       399,576

                   Includes 32,940 shares held by Westport Bank & Trust Co. but with respect to which, Westport Bank & Trust Co. expressly disclaims beneficial ownership pursuant to Rule 13d-4

  (b)              Percent of Class:                                 7.4%

  (c)              Number of shares as to which such person has:
                   (i)   sole power to vote or to direct the vote
                         69,324
                  (ii)   shared power to vote or to direct the vote
                         297,312
                 (iii) sole power to dispose or to direct the disposition of 69,324
                  (iv) shared power to dispose or to direct the disposition of 297,312




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Statement on Schedule 13G

  Item 5.      Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

  Item 6.      Ownership of More than Five Percent of Behalf of Another Person.

               N/A

  Item 7. Identification and Classification of the Subsidiary which Acquired the Securities being Reported on by the Parent Holding Company

               N/A

  Item 8.      Identification and Classification of Members of the Group

               N/A

  Item 9.      Notice of Dissolution of a Group

               N/A

  Item 10.     Certification

               By signing below I certify that, the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

  Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date         February 13, 1996

  Signature    /s/  Richard L. Card

  Name/Title   Richard L. Card, Senior Vice President
               Westport Bank & Trust Co.